

Nicholas Tommarello · 2nd
Founder & CEO at Wefunder
New York, New York, United States · **Contact info**

 Wefunder

Y Combinator

Experience


Founder & CEO
Wefunder
Oct 2011 - Present · 10 yrs 10 mos

Invest as little as $100 in startups you love


Founder
Startup Workaway
May 2011 - May 2016 · 5 yrs 1 mo

20 startup founders. 10 days. 1 kick ass mansion in an exotic location.


Specialist @ Failing Fast
Lost in the Idea Maze
2010 - 2011 · 1 yr

Created nearly a dozen web and iPhone applications, all attempting to find non-creepy ways to help people make new friends in the real world.

Developed uSONAR, Urban Sleuth, Stamp, Sparkcloud, Fate, Open Doors, Chats, GoalCast, Stomp, and Escapist.

All combined, I ended up with 250,000+ users.... unfortunately, most were interested in sharing photos of their penises, buying drugs, and asking that ever-so-important-question, "Am I Hot?!"

On the plus side, I learned a hell of a lot.


President & Founder
Urban Interactive, Inc.
Apr 2006 - 2009 · 2 yrs 10 mos

Urban Interactive creates 'augmented reality' tourism adventures that integrate the history and culture of a city. As opposed to passively reading a tour guidebook, our location-specific content – in the form of puzzles, activities, interaction with locals, stories, and entertaining anecdotes – encourages the user to interact with the urban environment, using a smart-phone as the portal to the virtual world.

(Edit 2014: I wrote the above description 10 years ago before I learned to talk in simple words! Keeping for the sake of nostalgia! Nowadays, I describe it as a two hour Amazing Race loaded on a cell phone. Basically, we got paid a lot of money to mess with people and make them do chicken dances in public.)

Education


Y Combinator
2013 - 2013


Babson College
MBA, Entrepreneurship
Activities and societies: Member of the Entrepreneurial Intensity Track (EIT).

Skills

Web Development

 Endorsed by Joshua Gourneau and 1 other who is highly skilled at this

 Endorsed by Greg Belote (mutual connection)

 20 endorsements

User Interface Design

 12 endorsements

Web Applications

 12 endorsements

Organizations

Y Combinator